UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & PlayDigital businesses (“IGT Gaming”) to funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Apollo Funds” or “Buyer”). These statements may discuss goals, intentions, and expectations as to future plans, trends, events, strategies, transactions, including the proposed sale of IGT Gaming, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on the future release of revenue, operating income, cash, and capital expenditures guidance, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in Item 1A. included herein, the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 (including in “Item 3.D. Risk Factors”), and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including the discussion provided in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents		501	508
Restricted cash and cash equivalents		102	146
Trade and other receivables, net	5	394	403
Inventories, net	6	123	110
Other current assets	7	152	141
Assets held for sale	3	4,783	816
Total current assets		6,056	2,123
Systems, equipment and other assets related to contracts, net	8	578	622
Property, plant and equipment, net	8	78	74
Operating lease right-of-use assets	9	102	103
Goodwill		2,684	2,678
Intangible assets, net	11	77	87
Other non-current assets	7	677	835
Assets held for sale	3	—	3,943
Total non-current assets		4,196	8,342
Total assets		10,252	10,465

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		662	643
Current portion of long-term debt	12	224	—
Short-term borrowings	12	27	16
Other current liabilities	13	481	561
Liabilities held for sale	3	1,169	472
Total current liabilities		2,563	1,691
Long-term debt, less current portion	12	5,406	5,655
Deferred income taxes		178	178
Operating lease liabilities	9	84	88
Other non-current liabilities	13	127	129
Liabilities held for sale	3	—	771
Total non-current liabilities		5,795	6,821
Total liabilities		8,358	8,513
Commitments and contingencies	14
Shareholders’ equity
Common stock, par value $0.10 per share; 209 shares issued and 202 shares outstanding at September 30, 2024; 207 shares issued and 200 shares outstanding at December 31, 2023		21	21
Additional paid-in capital		1,962	2,065
Retained deficit		(877)	(1,008)
Treasury stock, at cost; 7 shares at September 30, 2024 and December 31, 2023		(156)	(156)
Accumulated other comprehensive income	16	532	521
Total IGT PLC’s shareholders’ equity		1,482	1,443
Non-controlling interests		412	510
Total shareholders’ equity		1,894	1,952
Total liabilities and shareholders’ equity		10,252	10,465

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2024	2023	2024	2023
Service revenue	4	566	576	1,771	1,767
Product sales	4	20	25	89	82
Total revenue	4	587	601	1,861	1,849
Cost of services		300	301	907	894
Cost of product sales		24	22	71	59
Selling, general and administrative		101	106	300	312
Research and development		12	9	34	27
Restructuring		38	—	39	2
Other operating expense, net		2	—	3	—
Total operating expenses		477	438	1,354	1,294
Operating income		110	163	507	555
Interest expense, net	12	53	54	160	154
Foreign exchange loss (gain), net		39	(36)	23	(9)
Other non-operating expense, net		2	3	9	9
Total non-operating expenses		94	21	192	155
Income from continuing operations before provision for income taxes	15	15	142	315	400
Provision for income taxes	15	61	65	161	209
(Loss) income from continuing operations		(46)	77	154	192
Income from discontinued operations, net of tax	3	88	46	101	88
Net income		43	123	256	280
Less: Net income attributable to non-controlling interests from continuing operations		34	31	120	115
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	3	1	(2)	5	2
Net income attributable to IGT PLC	18	7	94	130	164

Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	18	(0.39)	0.23	0.17	0.39
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	18	(0.39)	0.23	0.17	0.38
Net income attributable to IGT PLC per common share - basic	18	0.04	0.47	0.65	0.82
Net income attributable to IGT PLC per common share - diluted	18	0.04	0.46	0.64	0.81

Weighted-average shares - basic	18	202	200	201	200
Weighted-average shares - diluted	18	202	203	203	202

 The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2024	2023	2024	2023
Net income		43	123	256	280
Foreign currency translation adjustments, net of tax	16	15	(14)	6	(11)
Unrealized (loss) gain on hedges, net of tax	16	(2)	3	—	2
Other comprehensive income (loss), net of tax		13	(11)	6	(10)
Comprehensive income		56	112	262	271
Less: Comprehensive income attributable to non-controlling interests		49	19	119	113
Comprehensive income attributable to IGT PLC		7	93	142	158

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

	For the nine months ended September 30,
	2024	2023
Cash flows from operating activities
Net income	256	280
Less: Income from discontinued operations, net of tax	101	88
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Amortization of upfront license fees	150	149
Depreciation	127	134
Amortization	24	30
Stock-based compensation	31	29
Deferred income taxes	(11)	29
Foreign exchange loss (gain), net	23	(9)
Other non-cash items, net	8	11
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	11	(23)
Inventories	(12)	(37)
Accounts payable	18	11
Accrued interest payable	(44)	(33)
Accrued income taxes	3	99
Other assets and liabilities	7	39
Net cash provided by operating activities from continuing operations	489	620
Net cash provided by operating activities from discontinued operations	235	20
Net cash provided by operating activities	724	641

Cash flows from investing activities
Capital expenditures	(104)	(104)
Other	1	—
Net cash used in investing activities from continuing operations	(103)	(104)
Net cash used in investing activities from discontinued operations	(166)	(185)
Net cash used in investing activities	(270)	(289)

Cash flows from financing activities
Principal payments on long-term debt	(500)	(462)
Net payments on financial liabilities	(52)	(66)
Net proceeds from short-term borrowings	11	56
Net (repayments of) proceeds from Revolving Credit Facilities	(119)	478
Proceeds from long-term debt	556	—
Dividends paid	(121)	(120)
Dividends paid - non-controlling interests	(159)	(151)
Return of capital - non-controlling interests	(55)	(55)
Other	(28)	(24)
Net cash used in financing activities from continuing operations	(467)	(346)
Net cash used in financing activities from discontinued operations	(39)	(25)
Net cash used in financing activities	(505)	(371)

Net decrease in cash and cash equivalents and restricted cash and cash equivalents	(51)	(19)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(14)	(24)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	739	740
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	674	697
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	71	107
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	604	590

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	204	188
Income taxes paid	169	81

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

Net income	—	—	82	—	—	82	47	128
Other comprehensive income (loss), net of tax	—	—	—	—	8	8	(16)	(9)
Total comprehensive income	—	—	82	—	8	90	30	120

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends declared	—	(40)	—	—	—	(40)	(161)	(201)
Balance at March 31, 2024	21	2,036	(926)	(156)	529	1,504	354	1,858

Net income	—	—	42	—	—	42	43	85
Other comprehensive income (loss), net of tax	—	—	—	—	4	4	(3)	1
Total comprehensive income	—	—	42	—	4	45	40	86

Stock-based compensation	—	11	—	—	—	11	—	11
Shares issued under stock award plans	—	(17)	—	—	—	(17)	—	(17)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2024	21	1,990	(885)	(156)	532	1,503	374	1,877

Net income	—	—	7	—	—	7	36	43
Other comprehensive income, net of tax	—	—	—	—	—	—	13	13
Total comprehensive income	—	—	7	—	—	7	49	56

Stock-based compensation	—	13	—	—	—	13	—	13
Return of capital	—	—	—	—	—	—	(10)	(10)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at September 30, 2024	21	1,962	(877)	(156)	532	1,482	412	1,894

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	23	—	—	23	44	67
Other comprehensive (loss) income, net of tax	—	—	—	—	(5)	(5)	6	1
Total comprehensive income (loss)	—	—	23	—	(5)	18	50	68

Capital increase	—	—	—	—	—	—	26	26
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends declared	—	(40)	—	—	—	(40)	(149)	(189)
Balance at March 31, 2023	21	2,170	(1,141)	(156)	524	1,417	450	1,867

Net income	—	—	46	—	—	46	44	90
Other comprehensive income, net of tax	—	—	—	—	1	1	—	1
Total comprehensive income	—	—	46	—	1	47	43	91

Stock-based compensation	—	12	—	—	—	12	—	12
Shares issued under stock award plans	—	(10)	—	—	—	(9)	—	(9)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2023	21	2,132	(1,095)	(156)	525	1,427	473	1,900

Net income	—	—	94	—	—	94	29	123
Other comprehensive loss, net of tax	—	—	—	—	(1)	(1)	(10)	(11)
Total comprehensive income (loss)	—	—	94	—	(1)	93	19	112

Stock-based compensation	—	13	—	—	—	13	—	13
Shares issued under stock award plans	—	(6)	—	—	—	(6)	—	(6)
Return of capital	—	—	—	—	—	—	(10)	(10)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at September 30, 2023	21	2,099	(1,000)	(156)	523	1,487	480	1,967

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries to Gaming Machines, Digital Gaming and Sports Betting.

We operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming and sports betting.

On February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi Holdings Inc. (“Everi”), pursuant to which the Parent planned to separate its Gaming & Digital businesses (“IGT Gaming”) by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.

On July 26, 2024, the Parent and Everi entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company owned by the Apollo Funds in an all-cash transaction (the “Proposed Transaction”). In connection with the entry into the Transaction Agreements, the February 2024 Agreements were terminated.

Beginning in the third quarter of 2024, we have reflected IGT Gaming as discontinued operations in our condensed consolidated statements of operations and reflected the assets and liabilities of IGT Gaming as held for sale in our condensed consolidated balance sheets, for all periods presented. Retrospective reclassifications have been made to prior period financial statements and disclosures to present IGT Gaming as discontinued operations (see Note 3. Discontinued Operations and Assets Held for Sale).

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end Condensed Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 12, 2024 (the “2023 Form 20-F”).

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Change in Segment Reporting

Prior to the three months ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. During the first quarter of 2024, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing financial performance, prompting a change in our operating segments and reporting units. As a result, beginning in the first quarter of 2024, we combined the activities that were previously included within our Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital. The change in reporting structure did not change the composition of our reporting units, as we simply combined two reporting units into one, therefore we were not required to reallocate goodwill to the reporting units. No changes were made to our Global Lottery segment.

In the third quarter of 2024, as a result of entering into the Transaction Agreements as discussed in Note 3. Discontinued Operations and Assets Held for Sale, the former Gaming & Digital segment, which is fully included in IGT Gaming, has been eliminated and we manage continuing operations as a single segment for the purposes of assessing performance and making operating decisions. Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations. All significant operations decisions are based upon an analysis of the continuing business as one operating segment, which is the same as its reporting segment, and all required financial segment information can be found in the condensed consolidated financial statements.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2023 Form 20-F other than the inclusion of our asset and liabilities held for sale policy, as described below.

Assets and Liabilities Held for Sale

We classify a group of assets and liabilities (disposal group) to be sold in a single or concurrent transactions as held for sale in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the disposal group; (b) the disposal group is available for immediate sale in its present condition subject to terms customary for sales of such disposal groups; (c) an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; (d) the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year; (e) the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. We assess the fair value of a disposal group, less any costs to sell, in each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, we report the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated balance sheet in each period presented.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the nine months ended September 30, 2024, there were no ASUs issued that are expected to have a significant effect on the condensed consolidated financial statements. Additionally, there were no ASUs adopted during the nine months ended September 30, 2024 with a significant effect on the condensed consolidated financial statements.

The Company continues to assess the impact of ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which was issued by the FASB in November 2023. The ASU creates additional disclosure requirements with respect to segment financial information. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. We expect to adopt ASU 2023-07 effective December 31, 2024 and are currently evaluating the impact on the Company’s disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment requires additional disclosure, in tabular format, about specific types of expenses included within the expense captions presented on the face of the income statement, including amounts for: (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) certain expenses that are already required to be disclosed under current GAAP. In addition, the amendment requires a qualitative description for the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclosure of total selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We expect to adopt ASU 2024-03 upon the effective date and expect to apply the amendment prospectively.

3. Discontinued Operations and Assets Held for Sale

On July 26, 2024, the Parent and Everi entered into the Transaction Agreements whereby IGT Gaming and Everi will be simultaneously acquired in the Proposed Transaction. Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion in cash, subject to customary transaction adjustments in accordance with the Transaction Agreements, for IGT Gaming. Following the closing of the Proposed Transaction, the combined company will be privately owned and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini S.p.A’s investment referenced under “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations” below. The Proposed Transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders, and is expected to be completed by the end of the third quarter of 2025.
The criteria for reporting the IGT Gaming disposal groups as held for sale were met upon entering into the Transaction Agreements. The Proposed Transaction represents a strategic shift that will have a major effect on the Company’s operations and financial results and accordingly, IGT Gaming is presented in the accompanying condensed consolidated financial statements as a discontinued operation for all periods presented.
The following represents the major classes of assets and liabilities held for sale as part of our discontinued operations, which are summarized separately in the condensed consolidated balance sheets:

	September 30,	December 31,
($ in millions)	2024	2023
Assets:
Cash and cash equivalents	60	64
Trade and other receivables, net	275	282
Inventories, net	178	207
Other current assets	300	263
Systems, equipment and other assets related to contracts, net and Property, plant and equipment, net	389	350
Goodwill	1,833	1,829
Intangible assets, net	1,421	1,468
Other non-current assets	327	295
Assets held for sale	4,783	4,758
Liabilities:
Accounts payable	135	153
Other current liabilities	401	318
Deferred income taxes	182	165
Other non-current liabilities	451	606
Liabilities held for sale	1,169	1,243
At September 30, 2024 and December 31, 2023, there were no other disposal groups that met the requirements to be classified as held for sale included in assets held for sale in our condensed consolidated balance sheets.

Summarized financial information regarding Income from discontinued operations, net of tax includes the following:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Total revenue	479	464	1,321	1,332
Total cost of revenue	190	230	607	659
Selling, general and administrative	91	100	296	315
Interest expense, net (1)	20	19	59	60
Other expense, net	82	68	210	179
Income from discontinued operations before provision for income taxes	96	47	149	119
Provision for income taxes	8	1	48	30
Income from discontinued operations, net of tax	88	46	101	88
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	1	(2)	5	2
Income from discontinued operations attributable to IGT PLC	87	48	97	86
(1) Includes interest expense allocated to discontinued operations related to $2 billion of debt that is required to be repaid as a result of the Proposed Transaction in accordance with our Revolving Credit Facilities’ and Term Loan Facilities’ agreements.

Continuing Involvement

The Company expects to have continuing involvement with the IGT Gaming business via a transition services agreement (“TSA”). As part of the TSA, the Company expects to provide various services such as information technology (i.e. data center hosting), human resources (i.e. payroll and benefits), and other back-office services for which the Company will receive compensation. These services generally expire after no more than two years after the Proposed Transaction closes.

In addition, the Company and IGT Gaming will license or sublicense certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

With respect to the Company’s 60.0% ownership in Rhode Island VLT Company LLC, we expect to retain our ownership interest, but will enter into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming following the closing of the Proposed Transaction.

	For the nine months ended September 30,
Selected Cash Flows from Discontinued Operations ($ millions)	2024	2023
Depreciation and amortization	178	229
Capital expenditures	176	197

4.    Revenue Recognition

The following table summarizes disaggregated sources of revenue for the three and nine months ended September 30, 2024 and 2023:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Operating and facilities management contracts, gross	602	613	1,879	1,877
Upfront license fee amortization	(51)	(50)	(150)	(149)
Operating and facilities management contracts, net	551	563	1,729	1,728
Systems, software, and other	15	13	42	38
Service revenue	566	576	1,771	1,767

Product sales	20	25	89	82

Total revenue	587	601	1,861	1,849

Contract Balances

Contract assets reflect revenue recognized in advance of having an unconditional right to consideration from our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $55 million and $70 million at September 30, 2024 and December 31, 2023, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance obligations under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $59 million and $66 million at September 30, 2024 and December 31, 2023, respectively.

The amount of revenue recognized in the nine months ended September 30, 2024 that was included in the opening contract liabilities was $15 million.

Transaction Price Allocated to Remaining Performance Obligations

At September 30, 2024, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $924 million. Of this amount, we expect to recognize as revenue approximately 24% within the next 12 months, approximately 30% between 13 and 36 months, approximately 22% between 37 and 60 months, and the remaining balance through July 9, 2036.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	September 30, 2024	December 31, 2023
Trade and other receivables, gross	395	405
Allowance for credit losses	(1)	(1)
Trade and other receivables, net	394	403

We enter into various factoring agreements with third-party financial institutions to sell a certain portion of our trade receivables. We factored trade receivables of $302 million and $373 million during the nine months ended September 30, 2024 and year ended December 31, 2023, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash provided by operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At September 30, 2024 and December 31, 2023, we had $81 million and $133 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

6.    Inventories, net

($ in millions)	September 30, 2024	December 31, 2023
Raw materials	32	25
Work in progress	3	10
Finished goods	90	75
Inventories, gross	125	110
Excess and obsolescence reserve	(2)	(1)
Inventories, net	123	110

7.    Other Assets

Other Current Assets

($ in millions)	Notes	September 30, 2024	December 31, 2023
Prepaid expenses		58	45
Income taxes receivable		22	30
Contract assets	4	14	24
Other		58	42
		152	141

Other Non-Current Assets

($ in millions)	License Term	Amortization Start Date (1)	Notes	September 30, 2024	December 31, 2023
Upfront license fees, net:
Italian Scratch & Win	9 years	October 2019		398	467
Italian Lotto	9 years	December 2016		112	181
New Jersey	15 years, 9 months	October 2013		42	48
Indiana	16 years, 1 month	June 2015		6	7
Rhode Island	20 years, 6 months	January 2023		4	4
				561	707

Contract assets			4	40	46
Deferred income taxes				33	37
Other				43	45
				677	835
(1) Upfront license fees are amortized on a straight-line basis.

8.    Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

		Systems & Equipment, net		PPE, net
($ in millions)	Estimated life in years	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Land		—	—	1	1
Buildings	40	—	—	14	14
Terminals and systems	< 10	2,094	2,048	—	—
Furniture and equipment	5 - 10	147	142	290	285
Construction in progress		51	43	28	18
		2,292	2,233	333	318
Accumulated depreciation		(1,714)	(1,611)	(255)	(244)
		578	622	78	74

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Depreciation expense	42	45	127	134

9.    Leases

We have operating and finance leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

The classification of our operating and finance leases in the Consolidated Balance Sheets is as follows:

($ in millions)	Balance Sheet Classification	September 30, 2024	December 31, 2023
Assets:
Operating ROU asset	Operating lease right-of-use assets	102	103
Finance ROU asset, net (1)	Other non-current assets	14	14
Total lease assets		116	117

Liabilities:
Operating lease liability, current	Other current liabilities	23	22
Finance lease liability, current	Other current liabilities	6	6
Operating lease liability, non-current	Operating lease liabilities	84	88
Finance lease liability, non-current	Other non-current liabilities	13	15
Total lease liabilities		127	131
(1) Finance ROU assets are recorded net of accumulated amortization of $15 million and $13 million at September 30, 2024 and December 31, 2023, respectively.

Weighted-average lease terms and discount rates are as follows:

	September 30, 2024	December 31, 2023
Weighted-Average Remaining Lease Term (in years)
Operating leases	2.71	2.86
Finance leases	3.06	3.43
Weighted-Average Discount Rate
Operating leases	2.35%	2.23%
Finance leases	4.98%	5.00%

Components of lease expense are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Operating lease costs	7	7	22	23
Finance lease costs	2	2	5	6
Short-term lease costs	6	5	18	13
Variable lease costs (1)	3	3	10	11
(1) Includes immaterial amounts related to sublease income.

Finance lease costs include amortization expense as follows:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Amortization expense of Finance ROU assets	1	2	4	5

Maturities of operating and finance lease liabilities at September 30, 2024 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
2024	7	2	9
2025	28	7	35
2026	23	7	30
2027	17	4	21
2028	13	1	14
Thereafter	38	1	39
Total lease payments	126	22	148
Less: Imputed interest	(19)	(2)	(21)
Present value of lease liabilities	107	20	127
(1) The maturities above exclude leases that have not yet commenced.

Cash flow information and non-cash activity related to leases is as follows:

	For the nine months ended September 30,
($ in millions)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating and finance leases	23	23
Finance cash flows used for finance leases	5	6

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	14	6
Finance leases	4	—

10.     Restructuring

OPtiMa 3.0

During the third quarter of 2024, we initiated a restructuring plan (“OPtiMa 3.0”) to realign and optimize our cost structure due to ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the 2024 Proposed Transaction for the sale of IGT Gaming.

The plan is focused on realigning and optimizing our general & administrative activities to achieve annualized savings by the end of 2026 of $40 million of which about 50% will be realized by the end of 2025. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio. Employee actions commenced in the third quarter and are expected to be completed within the next 12-18 months. We expect to incur approximately $40 million in restructuring expense, primarily comprised of severance and related employee costs.

The following table summarizes consolidated restructuring expense under this plan by type of cost:

	For the three months ended September 30,	For the nine months ended September 30,
($ in millions)	2024	2024
Severance and Related Employee Costs	38	38
Other	—	—
Total	38	38

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under the above and other ongoing plans for the nine months ended September 30, 2024:

($ millions)	OPtiMa 3.0 Plan	2021 Italian Workforce Redundancies	Total
Balance at beginning of period	—	22	22
Restructuring expense, net	38	—	38
Cash payments	—	(4)	(4)
Other adjustments, net(1)	—	1	1
Balance at end of period	38	19	57
(1) Includes foreign currency translation adjustments

All liabilities are related to severance and related employee costs.

11.    Intangible Assets, net

Intangible assets at September 30, 2024 and December 31, 2023 are summarized as follows:

	September 30, 2024			December 31, 2023
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	718	684	34	718	677	41
Computer software and game library	296	276	20	284	259	24
Developed technologies	37	34	3	37	33	4
Licenses	76	59	17	74	59	15
Other	27	24	3	26	23	3
	1,155	1,077	77	1,138	1,052	87

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Amortization expense	7	8	21	25

12.    Debt

The Company’s debt obligations consist of the following:

	September 30, 2024			December 31, 2023
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
6.500% Senior Secured U.S. Dollar Notes due February 2025	—	—	—	500	(1)	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(2)	748	750	(3)	747
3.500% Senior Secured Euro Notes due June 2026	840	(2)	838	829	(3)	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(2)	748	750	(3)	747
2.375% Senior Secured Euro Notes due April 2028	560	(2)	557	553	(3)	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(4)	746	750	(5)	745
4.250% Senior Secured Euro Notes due March 2030	560	(6)	553	—	—	—
Senior Secured Notes	4,209	(20)	4,190	4,131	(18)	4,113

Euro Term Loan Facilities due January 2027	672	(6)	666	884	(8)	876
Revolving Credit Facility A due July 2027	219	(7)	212	216	(9)	207
Revolving Credit Facility B due July 2027	346	(7)	338	467	(9)	458
Long-term debt, less current portion	5,446	(40)	5,406	5,699	(44)	5,655

Euro Term Loan Facilities due January 2027	224	—	224	—	—	—
Current portion of long-term debt	224	—	224	—	—	—

Short-term borrowings	27	—	27	16	—	16

Total debt	5,697	(40)	5,657	5,714	(44)	5,671

The principal amount of long-term debt maturing over the next five years and thereafter as of September 30, 2024 is as follows:

Year ($ in millions)	U.S. Dollar Denominated	Euro Denominated	Total
Remainder of 2024	—	—	—
2025	—	224	224
2026	750	1,064	1,814
2027	1,149	614	1,763
2028	—	560	560
2029 and thereafter	750	560	1,310
Total principal amounts	2,649	3,021	5,670

At September 30, 2024 and December 31, 2023, we were in compliance with all covenants under our debt agreements.

4.250% Senior Secured Euro Notes due March 2030

On September 18, 2024, IGT Lottery Holdings B.V. issued €500 million of 4.250% Senior Secured Euro Notes due March 2030 (the “4.250% Notes”) at par. The Parent used the proceeds primarily to redeem the 6.500% Senior Secured U.S. Dollar Notes due February 2025 in full at par for total consideration, excluding interest, of $500.0 million. The Company recorded a $0.4 million loss on extinguishment of debt in connection with the redemption of the 6.500% Senior Secured U.S. Dollar Notes due February 2025. Interest on the 4.250% Notes is payable semi-annually in arrears. The 4.250% Notes are guaranteed on a senior basis by the Parent and certain subsidiaries of the Parent.

Prior to September 15, 2026, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From September 15, 2026 to September 14, 2027, the Parent may redeem the 4.250% Notes in whole or in part at 102.125% of their principal amount together with accrued and unpaid interest. From September 15, 2027 to September 14, 2028, the Parent may redeem the 4.250% Notes in whole or in part at 101.0625% of their principal amount together with accrued and unpaid interest. On or after

September 15, 2028, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. IGT Lottery Holdings B.V. may redeem all of the notes at a price equal to their principal amount plus accrued and unpaid interest amounts upon the occurrence of certain changes in tax law. Upon the occurrence of certain events constituting a change of control, IGT Lottery Holdings B.V. may be required to offer to repurchase all of the 4.250% Notes at a price equal to 101% of the principal amount together with accrued and unpaid interest. In certain events of default, the 4.250% Notes outstanding may become due and payable immediately.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	September 30, 2024	December 31, 2023
Carrying value	5,630	5,655
Fair value	5,631	5,620

Interest Expense, net

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2024	2023	2024	2023
Senior Secured Notes	34	35	101	109
Revolving Credit Facilities	13	12	41	29
Term Loan Facilities	6	7	17	18
Other	2	2	6	4
Interest expense	56	56	166	161
Interest income	(2)	(2)	(7)	(7)
Interest expense, net	53	54	160	154

13.    Other Liabilities

Other Current Liabilities

($ in millions)	Notes	September 30, 2024	December 31, 2023
Current financial liabilities		81	133
Income taxes payable		73	69
Employee compensation		70	85
Accrued expenses		55	50
Accrued interest payable		50	82
Contract liabilities	4	32	33
Customer rebates		31	29
Taxes other than income taxes		25	32
Restructuring	10	24	5
Operating lease liability	9	23	22
Other		17	21
Total other current liabilities		481	561

Other Non-Current Liabilities

($ in millions)	Notes	September 30, 2024	December 31, 2023
Reserves for uncertain tax positions		35	40
Restructuring	10	33	17
Contract liabilities	4	27	33
Other		32	38
Total other non-current liabilities		127	129

14.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.

At September 30, 2024, aggregate outstanding liabilities for all legal proceedings, including those discussed in detail below, were $5 million.

With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) was a party to lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs alleged each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement was reached subject to certain conditions to be satisfied by plaintiffs. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process, and proposed settlement notices were sent to named plaintiffs with a response due within three months. The requisite number of plaintiffs opted in to the settlement and executed a release, and the master certified the results of their work. Approximately 50 plaintiffs remain in the case at this time. To date, the required settlement payments have been made with cash on hand to those plaintiffs who provided an executed agreement prior to certification. As for the remaining plaintiffs who opted out of the settlement or did not respond, litigation will continue in the ordinary course.

We dispute the claims made and continue to defend against these active lawsuits.

The Company continues to monitor its legal proceedings and may adjust its disclosures and accruals in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, in our 2023 Form 20-F.

15.    Income Taxes

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentages)	2024	2023	2024	2023
Income before provision for income taxes	15	142	315	400
Provision for income taxes	61	65	161	209
Effective income tax rate (1)	394.2%	45.7%	51.0%	52.1%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three and nine months ended September 30, 2024 of 394.2% and 51.0% differed from the U.K. statutory rate of 25.0% primarily due to operating losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three and nine months ended September 30, 2023 of 45.7% and 52.1% differed from the U.K. statutory rate of 23.5% primarily due to operating losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the international provisions for the Tax Act.

At September 30, 2024 and December 31, 2023, we had reserves for uncertain tax positions of $9 million and $10 million, respectively.

At September 30, 2024 and December 31, 2023, interest and penalties were accrued for uncertain tax positions of $26 million and $30 million, respectively.

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. We continue to evaluate the potential impact of the proposed and enacted legislative changes, including eligibility to qualify for the safe harbor rules. Based upon preliminary calculations, the Company anticipates it will meet the safe harbors in most jurisdictions, and any remaining top-up tax is not expected to have a material impact on our consolidated financial statements

16.    Shareholders' Equity

Dividends

In each of the first three quarters of 2024, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.20 per share, paid on April 9, 2024, June 13, 2024, and August 27, 2024, respectively.

On November 7, 2024, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on December 10, 2024, to shareholders of record at the close of business on November 26, 2024. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended September 30, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2024	472	(4)	3	471	61	532
Change during period	15	(2)	—	13	(13)	—
Reclassified to operations	—	—	—	—	—	—
OCI	15	(2)	—	13	(13)	—
Balance at September 30, 2024	487	(6)	3	485	48	532

	For the three months ended September 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2023	479	(7)	4	476	49	525
Change during period	(14)	3	—	(11)	10	(1)
Reclassified to operations (1)	—	1	—	1	—	1
OCI	(14)	3	—	(11)	10	(1)
Balance at September 30, 2023	465	(4)	4	465	59	523
(1) Unrealized gain on hedges were reclassified into Service revenue on the Condensed Consolidated Statements of Operations.

	For the nine months ended September 30, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2023	481	(6)	3	479	42	521
Change during period	6	—	—	6	6	12
Reclassified to operations	—	—	—	—	—	—
OCI	6	—	—	6	6	12
Balance at September 30, 2024	487	(6)	3	485	48	532

	For the nine months ended September 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	(11)	—	—	(11)	4	(7)
Reclassified to operations (1)	—	2	—	2	—	2
OCI	(11)	2	—	(10)	4	(6)
Balance at September 30, 2023	465	(4)	4	465	59	523
(1) Unrealized gain on hedges were reclassified into Service revenue on the Condensed Consolidated Statements of Operations.

17.    Stock-Based Compensation

Modifications

In connection with the Proposed Transaction, certain performance share units (“PSUs”) for employees expected to transfer with IGT Gaming were modified. For unvested PSUs granted prior to 2024 and scheduled to vest prior to the expected completion date, the awards were modified to vest at target performance. For the remaining PSUs granted prior to 2024, the awards were modified to vest at target performance and settle in cash, 50% at the Proposed Transaction completion date, and 50% one year following the completion date. The modifications affected approximately 149 employees, which resulted in $7 million of incremental compensation cost for the three and nine months ended September 30, 2024.

18.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended September 30,		For the nine months ended September 30,
($ and shares in millions, except per share amounts)	2024	2023	2024	2023
Numerator:
Net (loss) income from continuing operations attributable to IGT PLC	(80)	46	34	77
Net income from discontinued operations attributable to IGT PLC	87	48	97	86
Net income attributable to IGT PLC	7	94	130	164

Denominator:
Weighted-average shares - basic	202	200	201	200
Incremental shares under stock-based compensation plans	—	3	2	2
Weighted-average shares - diluted	202	203	203	202

Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	(0.39)	0.23	0.17	0.39
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	(0.39)	0.23	0.17	0.38
Net income from discontinued operations attributable to IGT PLC per common share - basic	0.43	0.24	0.48	0.43
Net income from discontinued operations attributable to IGT PLC per common share - diluted	0.43	0.24	0.47	0.43
Net income attributable to IGT PLC per common share - basic	0.04	0.47	0.65	0.82
Net income attributable to IGT PLC per common share - diluted	0.04	0.46	0.64	0.81

There were 1 million stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended September 30, 2024 as their inclusion would have had an antidilutive effect. There were nominal unvested restricted stock awards excluded for the nine months ended September 30, 2024 and September 30, 2023, and no unvested restricted stock awards excluded for the three months ended September 30, 2023.

19.     Related Parties

On March 9, 2022, Enrico Drago, former Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the IGT Board of Directors (the “Board”) at the time of the grant, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company’s PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

As announced on March 21, 2024, Marco Drago stepped down from his role as a non-executive director of the Board on May 14, 2024. The Board appointed Enrico Drago as a non-executive director resulting in his resignation from the role of Chief Executive Officer of IGT PlayDigital.

On March 27, 2024, Enrico Drago’s synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role and the planned sale or other disposition of the PlayDigital business. At September 30, 2024, $1 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Enrico Drago will be recognized as compensation expense over a weighted average period of 2.0 years.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2023 Form 20-F.

The following discussion includes information for the three and nine months ended September 30, 2024 and 2023. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including on page 4 under the heading “Forward-Looking Statements”, and in “Item 3.D. Risk Factors” included in the Company's 2023 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries and “Parent” refers to International Game Technology PLC.

Business Overview
IGT is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries to Gaming Machines, Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. IGT has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

As disclosed in the Company’s 2023 Form 20-F, on February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi Holdings Inc. (“Everi”), pursuant to which the Parent planned to separate IGT Gaming by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.

On July 26, 2024, the Parent and Everi entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”) in an all-cash transaction (the “Proposed Transaction”). Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion of gross cash proceeds for IGT Gaming. In connection with the entry into the Transaction Agreements, the February 2024 Agreements were terminated. Following the closing, the combined company will be privately owned, and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini S.p.A.’s (“De Agostini”) investment referenced below. The Proposed Transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders, and is expected to be completed by the end of the third quarter of 2025.

De Agostini S.p.A., the controlling shareholder of the Company, has entered into an agreement with an affiliate of Buyer, pursuant to which De Agostini will make a minority investment in an indirect parent of Buyer that will own all of the outstanding units of the combined company following the closing of the Proposed Transaction.

Prior to the first quarter ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. As described more fully in Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies included herein, the Global Gaming and PlayDigital segments were combined into one operating segment, named Gaming & Digital. Beginning in the third quarter of 2024, we have reflected IGT Gaming, which includes the Gaming & Digital segment, as discontinued operations and we report our results of continuing operations as a single segment. The Company’s operations for the periods presented herein are discussed accordingly, with prior period financial information presenting IGT Gaming as discontinued operations and continuing operations recast for comparability. Unless otherwise noted, results of operations included herein relate to our continuing operations.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, Argentina’s economic and financial crisis, the tightening of monetary policy by central banks, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three and nine months ended September 30, 2024. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations.

Critical Accounting Estimates
The Company’s condensed consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2023 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s condensed consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of 2024 and 2023

Revenues and Key Performance Indicators

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Operating and facilities management contracts, net	551	563	(12)	-2	1,729	1,728	1	—
Systems, software, and other	15	13	1	+10	42	38	3	+9
Service revenue	566	576	(10)	-2	1,771	1,767	5	—

Product sales	20	25	(4)	-17	89	82	7	+9

Total revenue	587	601	(15)	-2	1,861	1,849	12	+1

Total revenue for the three months ended September 30, 2024 decreased $15 million primarily driven by a decrease in revenue from operating and facilities management contracts as a result of higher U.S. multi-state jackpot activity in the prior period. Total revenue for the nine months ended September 30, 2024 increased $12 million due primarily to instant ticket and draw-game same-store sales growth in Italy as well as an increase in product sales, partially offset by a decrease in U.S. multi-state jackpot activity, as discussed in further detail below.

	For the three months ended September 30,		For the nine months ended September 30,
(% on a constant-currency basis)	2024	2023	2024	2023
Global same-store sales growth
Instant ticket & draw games	+1.0%	-0.8%	+0.2%	+2.1%
U.S. Multi-state jackpots	-55.2%	+43.6%	-22.7%	+36.5%
Total	-5.8%	+3.1%	-1.7%	+4.3%

U.S. & Canada same-store sales growth
Instant ticket & draw games	+0.2%	-1.0%	-1.4%	+1.0%
U.S. Multi-state jackpots	-55.2%	+43.6%	-22.7%	+36.5%
Total	-9.8%	+4.9%	-4.2%	+4.5%

Rest of world same-store sales growth
Instant ticket & draw games	+1.9%	-6.9%	+2.5%	-1.0%

Italy same-store sales growth
Instant ticket & draw games	+2.7%	+4.7%	+3.1%	+7.8%

Revenues: Third Quarter 2024 Compared to Third Quarter 2023

$601
1
(26)
11
(5)
583
4
$587
2023
Instant ticket & Draw games
MSJP
Other Services
Product sales
Actual at PY FX
Currency
2024

Service revenue for the quarter decreased primarily as a result of a 55.2% reduction in same-store sales for U.S. multi-state jackpot (“MSJP”) games (Mega Millions® and Powerball®). Instant and draw game sales, excluding MSJP, increased primarily as a result of a 2.7% increase in Italy same-store sales. Other services increased primarily due to a $9 million increase in Europe from lapsing of unexercised contractual rights and software license sales.

Product sales decreased $4 million, or 17%, from the prior corresponding quarter, principally due to non-recurring sales to European customers of $6 million primarily for terminal sales and non-recurring sales in the U.S. of $4 million for sales-type self-service vending machine leases. These non-recurring sales were partially offset by a $6 million increase in instant ticket printing operations related to existing customers and a new customer contract.

Revenues: First Nine Months 2024 Compared to First Nine Months 2023
$1,849
16
(22)
8
8
1,858
3
$1,861
2023
Instant ticket & Draw games
MSJP
Other Services
Product sales
Actual at PY FX
Currency
2024

Revenue for the nine months ended September 30, 2024 increased primarily as a result of 3.1% same-store sales growth in Italy and a 0.2% increase in global same-store sales. Same-store sales for U.S. multi-state jackpot ticket sales experienced a 22.7% decrease, primarily attributable to higher jackpot activity in the prior corresponding period. Other services increased, due primarily to an $11 million increase in Europe from lapsing of unexercised contractual rights and a multi-year central system license, partially offset by a $7 million decrease, primarily the result of a benefit in the prior corresponding period related to the successful resolution of a customer contract dispute.

Product sales revenue for the nine months ended September 30, 2024 increased $7 million, or 9%, from the prior corresponding period, principally due to a $15 million increase in U.S. instant ticket printing operations and $8 million in revenue from terminal and software deliveries primarily related to a Canadian contract, partially offset by decreases from $11 million in terminal sales in Europe and a $4 million multi-year central system software license, all in the prior corresponding period.

Cost of Revenue

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Cost of services	300	301	(1)	—	907	894	13	+1
Cost of product sales	24	22	1	+5	71	59	12	+21

Cost of services for the three months ended September 30, 2024 decreased $1 million from the prior corresponding period, generally in line with the decrease in service revenues, with cost of services as a percentage of service revenue increasing 70 basis points. Cost of product sales remained relatively flat as compared to the prior corresponding period.

Cost of services for the nine months ended September 30, 2024 increased $13 million from the prior corresponding period, primarily attributable to $13 million of additional payroll and benefit costs as a result of increased headcount and inflationary conditions. The increase in cost of product sales for the nine months ended September 30, 2024 is primarily due to product mix with lower margin instant ticket product sales compared to higher margin software license sales in the prior corresponding period.

Gross Margins

	For the three months ended September 30,		Change
($ in millions)	2024	2023	$ / Basis Points (“bps”)		%
Gross margin
Service	267	275	(9)		-3
% of service revenue	47%	48%	(70)	bps
Product	(3)	2	(5)		> +200
% of product sales	(16)%	9%	(2,490)	bps

Service gross margin as a percentage of service revenue for the three months ended September 30, 2024 decreased to 47% from 48% in the prior corresponding period, primarily due to the decrease in service revenue, as discussed above.

Gross margin on product sales for the three months ended September 30, 2024 decreased from the prior corresponding period primarily related to the decrease in product sales as discussed above with a less favorable product mix due primarily to the increase in lower margin ticket printing sales.

	For the nine months ended September 30,		Change
($ in millions)	2024	2023	$ / bps		%
Gross margin
Service	864	872	(8)		-1
% of service revenue	49%	49%	(60)	bps
Product	18	23	(5)		-23
% of product sales	20%	28%	(820)	bps

Service gross margin and a percentage of service revenue decreased 60 basis points. Gross margin as a percentage of service revenue remained relatively flat at 49%.

Cost of product sales as a percentage of product sales increased by approximately 820 basis points and product gross margin as a percentage of product sales decreased by the same, principally as a result of product mix associated with increased product revenue discussed above.

Operating expenses

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Selling, general and administrative	101	106	(4)	-4	300	312	(12)	-4

Selling, general and administrative expenses decreased in both periods primarily due to a decrease in outside service costs related to legal consultants used in the prior corresponding periods, partially offset by increases in payroll and benefit costs, principally related to increased salaries and medical costs driven by inflationary conditions. Additional decreases in the first nine months were due to the prior period’s tentative legal settlement incurred over Texas Fun 5’s instant ticket game.

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Research and development	12	9	3	+32	34	27	7	+26
Research and development expenses increased for both periods, primarily due to an increase in outside service costs related to increased investment in systems and cloud integration.

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Restructuring	38	—	38	—	39	2	37	> +200

Higher restructuring costs for both periods related to management initiating a multi-phase restructuring plan, OPtiMa 3.0, to realign and optimize our cost structure after the sale of our IGT Gaming business. The costs are primarily comprised of severance and related employee costs, and actions under the plan are expected to be completed within the next 12-18 months.

Operating Margins

	For the three months ended September 30,		Change			For the nine months ended September 30,		Change
($ in millions)	2024	2023	$ / Basis Points (“bps”)		%	2024	2023	$ / Basis Points (“bps”)		%
Operating income	110	163	(53)		-33	507	555	(48)		-9
Operating margin	19%	27%	(800)	bps		27%	30%	(300)	bps

Operating margin decreased for both periods, primarily as a result of higher costs associated with restructuring initiated in the quarter as discussed above. The decrease in the quarter was further impacted by a decrease in service revenue where costs of services remain relatively fixed.

Non-operating expenses

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Interest expense, net	53	54	—	-1	160	154	6	+4

Net interest expense remained relatively flat in the quarter primarily due to lower borrowings on the Revolving Credit Facilities, offset by a higher average balance in Senior Secured Notes, partially as a result of the September Euro debt offering followed by the redemption of the 2025 notes as described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 12. Debt”. For the first nine months, the increase is principally a result of higher average borrowings on the Revolving Credit Facilities.

Foreign exchange loss (gain), net	39	(36)	75	> +200	23	(9)	32	> +200

Foreign exchange losses for both periods principally relate to fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt, as well as foreign currency losses. In the quarter, we entered into an 8-day foreign exchange forward contract in order to preserve the USD purchasing power of the Euro debt issued in September 2024, resulting in a $7.4 million loss on settlement.

Other non-operating expense, net	2	3	(1)	-45	9	9	(1)	-9
Expense in the first nine months related primarily to the Company’s interest in a lottery consortium in Brazil as well as a $4 million loss on extinguishment of debt in the prior corresponding period.
Provision for income taxes	61	65	(4)	-6	161	209	(48)	-23

The decrease in provision for income taxes in the quarter was attributable to lower pre-tax income primarily related to non-deductible foreign exchange losses and restructuring charges. The decrease in the first nine months was primarily due to lower pre-tax income.

Income from discontinued operations

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
($ in millions)	$	$	$	%	$	$	$	%
Income from discontinued operations, net of tax	88	46	42	+92	101	88	13	+15

Discontinued operations reflects the income from the discontinued operations of the IGT Gaming business. IGT Gaming revenues for the three months ended September 30, 2024 increased primarily due to increased product sales, where revenues from poker site license sales and sales-type leases increased, partially offset by lower gaming terminal sales. Revenues for the nine months ended September 30, 2024 decreased, primarily due to lower gaming terminal sales, partially offset by increased service revenue driven by installed base units growth as compared to the prior period. The increase in income from discontinued operations, net of tax in both periods is primarily due to lower depreciation and amortization while held for sale, more than offsetting the decreased revenues in the nine month period ended. See “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale” elsewhere in this Form 6-K for additional detail.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the 12 months following the date of issuance of this report and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At September 30, 2024 and December 31, 2023, the Company's total available liquidity was as follows, respectively:

($ in millions)	September 30, 2024	December 31, 2023
Revolving Credit Facilities	1,375	1,234
Cash and cash equivalents	501	508
Total Liquidity	1,876	1,741

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 12. Debt” included herein for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At September 30, 2024 and December 31, 2023, approximately 20% and 22% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency:

	September 30, 2024		December 31, 2023
($ in millions)	$	%	$	%
Euros	262	52	277	54
U.S. dollars	143	28	119	23
Other currencies	96	19	112	22
Total Cash and cash equivalents	501	100	508	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $25 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations.

Cash Flow Summary

The following tables summarize the condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023. A complete condensed consolidated statements of cash flows is provided in the condensed consolidated financial statements included herein.

Net cash provided by operating activities from continuing operations was $489 million in the first nine months of 2024, compared with net cash provided of $620 million for the same period in 2023. The decrease was primarily due to changes of $39 million in deferred income taxes and $133 million due to the timing of tax and interest payments; partially offset by favorable changes in foreign exchange of $32 million from the prior corresponding period. Within working capital, excluding the impact of tax and interest payments, changes in trade receivables and inventory favorably impacted cash flows by $59 million, primarily due to timing of receipts and lower inventory purchasing, respectively, in the first nine months of 2024 compared to the prior year period.

Net cash used for investing activities in the first nine months of 2024 was $103 million, compared with net cash used of $104 million in the first nine months of 2023. Capital expenditures were relatively stable compared to the same period in 2023.

Net cash used for financing activities during the first nine months of 2024 was $467 million, compared with net cash used of $346 million in the same period of 2023. The change was primarily due to a $123 million increase of net payments on debt in the first nine months of 2024 compared to the same period in 2023.

Net cash provided by operating activities from discontinued operations was $235 million in the first nine months of 2024, compared with $20 million for the same period in 2023, increasing primarily due to a $184 million payment, net of tax benefits on the DDI / Benson Matter provision in the prior corresponding period. Net cash used for investing activities was $166 million in the first nine months of 2024, compared with $185 million for the same period in 2023. The change was primarily due to a $20 million decrease in capital expenditures. Net cash used by financing activities was $39 million in the first nine months for 2024, compared with $25 million for the same period in 2023. Net cash used for financing activities primarily related to payments on deferred license obligations, dividend payments to non-controlling interests, and escrow payments on the iSoftBet acquisition.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except per share amounts)	2024	2023	2024	2023
Dividends paid per share of common stock	$0.20	$0.20	$0.60	$0.60
Total dividends paid	40	40	120	120

On November 7, 2024, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on December 10, 2024, to shareholders of record at the close of business on November 26, 2024.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2023 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on March 12, 2024, except as noted in “Part I, Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 14. Commitments and Contingencies” included in the accompanying financial statements. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.
Item 1A.    Risk Factors

Information on the Company’s risk factors appear in “Part I, Item 3.D. Risk Factors” of the 2023 Form 20-F, which should be carefully considered in conjunction with “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes included herewith, and the Forward-Looking Statements Safe Harbor. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Forward-Looking Statements Safe Harbor. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Except as set forth below, there have been no material updates or changes to the risk factors previously disclosed in the Company’s 2023 Form 20-F. The risk factors set forth under the heading “Risks related to the Company’s Separation & Divestiture of the Global Gaming and PlayDigital Businesses” are replaced in their entirety by the risk factors set forth below.

Risks related to the Company’s Sale of IGT Gaming

The Company may not complete the sale of IGT Gaming to Apollo Funds within the time frame anticipated or at all.

As described in “Condensed Consolidated Financial Statements (Unaudited)—Note 1. Description of the Business” included in this report, in July 2024, the Parent and Everi entered into the Proposed Transaction with the Buyer. Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise (the “Combined Company”), and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini’s investment referenced under “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations” above. The Proposed Transaction will be subject to the satisfaction of a number of customary conditions, including, among others: (i) final approval by Everi’s stockholders; and (ii) receipt of regulatory approvals, including from gaming regulators in the jurisdictions where the Combined Company will operate and from antitrust authorities. While the Proposed Transaction is expected to be completed by the end of the third quarter of 2025, the failure to satisfy all of the required conditions could delay the completion of the Proposed Transaction or prevent it from occurring at all.

Transactions of this nature are complex, and unanticipated developments or changes, including, among other things, changes in law, the macroeconomic environment, market conditions, including those affecting the financing required for the Proposed Transaction to proceed, regulatory or geopolitical conditions, or natural disasters may affect our ability to complete the Proposed Transaction as currently expected and within the anticipated time frame or at all. Additionally, the Transaction Agreements contain specified termination rights for the Buyer, Everi, and the Parent, including, among other things, that the Transaction Agreements may be terminated if Everi’s stockholders do not approve the Proposed Transaction or if Everi enters into a definitive agreement to consummate a Merger Partner Superior Proposal (as defined in the Transaction Agreements), and under other circumstances as set forth in the Transaction Agreements.

Additionally, the parties to the Proposed Transaction have begun the process of making submissions to the applicable gaming and state money transmitter regulators and are continuing to take actions to obtain the required approvals prior to the closing of the Proposed Transaction to satisfy the regulatory conditions for the closing. The timing of such approvals, if granted, cannot be determined. The parties have mutually consented to delay filing certain gaming regulatory submissions to allow for additional time to discuss the scope of information to be provided in such submissions and the expectations for the submissions with such gaming regulators.

Any changes to the Proposed Transaction or delay in completing the Proposed Transaction could cause the Company not to realize some or all of the expected benefits or realize them on a different timeline than expected. In addition, the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations, or costs, or may materially delay the completion of the Proposed Transaction. If the completion of the Proposed Transaction is delayed or does not occur, this could adversely affect our financial condition, results of operations, cash flows, ability to pursue alternative transactions, and reputation.

The pendency of the Proposed Transaction could adversely affect our business and operations.

Whether or not the Proposed Transaction is completed, the Company’s businesses and operations may face material challenges in connection with the Proposed Transaction, including, without limitation:

•the diversion of management’s attention from ongoing business concerns as a result of the devotion of management’s attention to the Proposed Transaction;

•maintaining employee morale and retaining key management and other employees;

•retaining existing business and operational relationships, including with customers, suppliers, employees, and other counterparties, and attracting new business and operational relationships;

•execution and related risks in connection with financing transactions undertaken by the Company in connection with the Proposed Transaction;

•dis-synergy costs, costs of any restructuring transactions (including taxes), and other significant costs and expenses; and

•potential negative reactions from the financial markets if the Company fails to complete the Proposed Transaction as currently expected, within the anticipated time frame or at all.

Any of these factors could adversely affect the Company’s business, financial condition, results of operations, cash flows, and/or the price of our ordinary shares. These factors will be prolonged by the longer anticipated timeline to closing that resulted from the July 2024 entry into the Transaction Agreements, which changed the structure of the transaction from that contemplated by the February 2024 Agreements and resulted in the termination of the February 2024 Agreements; while the previously contemplated transaction was expected to close in late 2024 or early 2025, the Proposed Transaction is expected to close by the end of the third quarter of 2025.

Costs associated with the Proposed Transaction may be higher than anticipated.

We have incurred significant costs to date in connection with the review of strategic alternatives for IGT Gaming, including the Proposed Transaction, and we expect to incur additional significant costs, including tax liabilities, in connection with the Proposed Transaction, including the separation costs, transaction costs, legal and regulatory fees, and other costs that our management team believes are necessary to execute the Proposed Transaction. Certain of these costs will likely be higher than originally anticipated as a result of the July 2024 entry into the Transaction Agreements, which extended the anticipated timeline to closing and changed the structure of the planned transaction. The incurrence of these costs has impacted our financial condition, results of operations, and cash flows for the third quarter and year-to-date of 2024, and could adversely affect our financial condition, results of operations, and cash flows in future periods in which they are incurred.

There can be no assurance that the market price of the Parent's ordinary shares after the Proposed Transaction will be equal to or greater than the market price before the Proposed Transaction.

There can be no assurance that the market price per share of the Parent’s ordinary shares after the Proposed Transaction will rise or remain constant. If the Company completes the Proposed Transaction and the market price of the Parent’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Parent’s overall market capitalization may be greater than would occur in the absence of the Proposed Transaction. In many cases, the market price of a share of such issuer’s common stock following separation, divestiture, or combination transactions are lower than they were before the consummation of such transactions, and the liquidity of the Parent’s ordinary shares could potentially be affected by any decreases in share price and investor sentiment following the consummation of the Proposed Transaction.

If the Proposed Transaction is completed, the Company’s operational and financial profile will change, and it will be a smaller, less diversified business than exists today.

The Proposed Transaction will result in the Company being a smaller, less diversified company with a more limited business that is concentrated in the lottery sector. Of note, the Company’s Global Lottery business following the Proposed Transaction will be significantly more reliant on its facilities management contracts and lottery management agreements in the United States and Italy. As a result, the Company may be more vulnerable to changing market conditions, which could have a material adverse effect on its business, financial condition, and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish, such that the Company’s results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and its ability to fund capital expenditures and investments, pay dividends, and service debt may be diminished.

The Proposed Transaction may not achieve the intended benefits and may expose the Company to potential risks and liabilities.

The Parent believes, among other things, that the Proposed Transaction could provide more value to its shareholders than other potential strategic options for IGT Gaming. The Parent may not benefit as expected from the increased focus on its core business and the simpler business model made possible by the Proposed Transaction.

If the Proposed Transaction is completed, there may be changes in our shareholder base, which may cause the price of the Parent’s ordinary shares to fluctuate.

Investors holding the Parent’s ordinary shares may hold such ordinary shares because of a decision to invest in a company that operates in multiple gaming markets with a diversified portfolio. If the Proposed Transaction is completed, shares of the Parent’s ordinary shares will represent an investment in a business concentrated in the lottery sector. These changes may not match some shareholders’ investment strategies, which could cause them to sell their shares of the Parent’s ordinary shares, and excessive selling pressure could cause the market price to decrease prior to and following the consummation of the Proposed Transaction.

De Agostini may have interests in the Proposed Transaction that are different from the interests of the Parent’s other shareholders.

De Agostini, the Parent’s controlling shareholder, has committed to make a minority equity investment in an indirect parent of the Buyer (together with its subsidiaries following the closing of the Proposed Transaction, “Newco”) at the closing of the Proposed Transaction, subject to certain conditions. As a result of this proposed investment in Newco, De Agostini may have interests in the Proposed Transaction that may be different from the interests of the Parent’s other shareholders. As of September 30, 2024, De Agostini had an economic interest in the Parent of approximately 42% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 59% of the total voting rights (excluding treasury shares). As a result of its equity interests in the Parent and its proposed interest in the Combined Company, De Agostini may make decisions with which other shareholders may disagree or seek to influence the Company’s decisions or conduct with respect to the Proposed Transaction.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Company during the third quarter ended September 30, 2024.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through September 30, 2024, the Company has repurchased $156 million (6.9 million shares) under the Program. At the Parent’s 2024 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,048,225 of the Parent’s ordinary shares. This authority remains valid until November 13, 2025, unless previously revoked, varied, or renewed at the Parent’s 2025 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: November 12, 2024